Tommy Tsitouris

Short Bio:

Founder & visionary Tommy Tsitouris has overseen more than $72,000,000 in food product purchases and over $500,000,000 in B2C sales. With over 22 years of experience in ecommerce, online marketing, and managing multi-million-dollar brands, Tommy is the perfect leader to take Chicago Steak Company to the next level.

Long Bio:

Founder & visionary Tommy Tsitouris has personally overseen more than $72,000,000 in food product purchases and over $500,000,000 in B2C sales. With over 22 years of experience in ecommerce, online marketing, and managing multi-million-dollar brands, Tommy is the perfect leader to take Chicago Steak Company to the next level.

In 2006 he founded the Washington Buyers Group, which oversees the purchasing of $32 million in food products for 48 restaurants. He then spent 8 years as Vice President of Sharp Holding, Inc., where he operated the $40 million IHOP restaurant franchise group in six states.

Tommy is also an experienced veteran of the food industry. In the past 22 years, Tommy has gained a thorough understanding of the food marketplace and developed invaluable contacts in every corner of the food industry. He's spoken at many events and even consulted with high-ranking government officials including the Secretary of Labor, who place a high value on Tommy's opinion.

As a leader who understands the importance of marketing, Tommy puts a strong focus on building project management teams driven by continual testing and data-driven decision making. He has been instrumental in growing Chicago Steak Company's revenue by over 1,288% over the past 8 years, and his keen eye for identifying key marketplaces for product sales will continue to play a tremendous part in the future success of the company.

Some of Tommy's most important functions include:

- Business growth & development
- Strategic planning for marketing & brand exposure
- Establishing key vendor relationships
- Recruiting & retaining top-quality staff
- Successfully negotiating key contracts
- Identifying key marketplaces for product sales